Koor Industries Limited
                                                        (An Israeli Corporation)

Interim Consolidated Financial Statements as at June 30, 2003
-------------------------------------------------------------------------------


Contents

                                                                        Page

Review Report of Interim Consolidated Financial Statements                2


Interim Consolidated Financial Statements:

Balance Sheets                                                            3

Statements of Income                                                      4

Statements of Shareholders' Equity                                      5-8

Statements of Cash Flows                                               9-13

Notes to the Financial Statements                                     14-23

The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2003

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2003, and the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the six month and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at June 30, 2003 constitute 20% of the total consolidated assets and whose revenues for the six months then ended constitute 17% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2003 totaled approximately NIS 215 million and the equity of Koor in their losses for the six months then ended totaled approximately NIS 10 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 27, 2003

Consolidated Balance Sheets
-------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  Translation
                                                                                                                    (Note 1B)
                                                                   June 30                     December 31            June 30
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                         NIS thousands                          US$ thousands

-----------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                    887,783            996,384           801,208            205,887
Short-term deposits and investments                          375,315            808,084         1,053,084             87,040
Trade receivables                                          2,085,065          2,202,816         2,030,839            483,549
Other accounts receivable                                    459,064            572,962           456,441            106,462
Assets designated for sale                                    43,515             45,596            43,799             10,092
Inventories and work in progress,
 net of customer advances                                  1,729,467          1,967,154         1,999,456            401,082

Total current assets                                       5,580,209          6,592,996         6,384,827          1,294,112

Investments and long-term
 receivables
Investments in affiliates                                    931,550          1,319,766         1,055,937            216,037
Other investments and receivables                            559,634            783,011           579,576            129,785

                                                           1,491,184          2,102,777         1,635,513            345,822

Fixed assets
Cost                                                       5,961,941          6,257,097         6,283,324          1,382,639
Less - accumulated depreciation                            3,000,841          3,011,601         3,099,315            695,928

                                                           2,961,100          3,245,496         3,184,009            686,711

Intangible assets and deferred
 expenses after amortization                               2,186,524          1,694,928         2,430,517            507,079

-----------------------------------------------------------------------------------------------------------------------------------



                                                          12,219,017         13,636,197        13,634,866          2,833,724

===================================================================================================================================


The accompanying notes are an integral part of the financial statements.

                                                        Koor Industries Limited
                                                       (An Israeli Corporation)


-------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  Translation
                                                                                                                    (Note 1B)
                                                                   June 30                     December 31            June 30
                                                                 2003               2002              2002               2003
                                                                  Unaudited                        Audited          Unaudited
                                                                         NIS thousands                          US$ thousands

-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                               1,452,579          2,325,387         2,348,056            336,869
Trade payables                                             1,171,856          1,401,603         1,199,818            271,766
Other payables                                             1,384,285          1,276,725         1,414,061            321,031
Customer advances, net of work in
 progress                                                    220,006            315,075           233,086             51,022
Total current liabilities                                  4,228,726          5,318,790         5,195,021            980,688

Long-term liabilities
Net of current maturities:
Bank loans                                                 3,686,816          3,709,109         3,891,324            855,013
Other loans                                                  117,897            108,282           106,178             27,342
Convertible debentures                                       389,141            403,455           403,093             90,246
Customer advances                                            208,325            174,230           266,594             48,313
Deferred taxes                                               187,182            158,566           211,395             43,410
Liability for employee severance
 benefits, net                                               227,223            213,427           259,907             52,695
Total long-term liabilities                                4,816,584          4,767,069         5,138,491          1,117,019

Minority Interest                                          1,570,919          1,460,470         1,549,900            364,313

Shareholders' Equity                                       1,602,788          2,089,868         1,751,454            371,704




                                                          12,219,017         13,636,197        13,634,866          2,833,724

===================================================================================================================================





Jonathan Kolber              Paulette Eitan                   Yuval Yanai
     CEO                  Member of the Board         Executive Vice President
                              of Directors                     and CFO
-------------------------------------------------------------------------------
August 27, 2003


                                                                                                            Koor Industries Limited
                                                                                                            (An Israeli Corporation)
Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                   Six months ended June 30      Three months ended June 30       December 31           ended
                                          2003            2002           2003            2002            2002            2003
                                          Unaudited                       Unaudited                   Audited       Unaudited
                                        NIS thousands                           NIS thousands                   US$ thousands

------------------------------------------------------------------------------------------------------------------------------------
Income from sales and
 services                          3,997,845       3,792,104       1,852,591       1,811,412       7,199,616         927,144
Cost of sales and revenues         2,834,224       2,808,947       1,295,073       1,343,691       5,390,522         657,288

Gross profit                       1,163,621         983,157         557,518         467,721       1,809,094         269,856

Selling and marketing
 expenses                            485,959         401,158         228,185         209,028         826,233         112,699
General and
 administrative expenses             238,603         240,000         114,848         126,315         496,250          55,335

Operating income                     439,059         341,999         214,485         132,378         486,611         101,822
Financing expenses, net               59,042         283,026          30,900         135,273         398,154          13,692
                                     380,017          58,973         183,585          (2,895)         88,457          88,130
Other income (expenses), net        (137,520)        (23,769)        (45,674)         (9,376)          5,905         (31,892)
Transfer to statement of
income
 of translation differences of
 autonomous investee in
 voluntary liquidation                     -        (396,397)              -               -        (396,397)              -

Profit (loss) income before
 taxes on income                     242,497        (361,193)        137,911         (12,271)       (302,035)         56,238
Taxes on income                       55,449          66,407          23,686          18,085         159,189          12,859
                                     187,048        (427,600)        114,225         (30,356)       (461,224)         43,379
Group equity in the operating
 results of affiliates, net          (45,727)        (99,163)        (30,497)        (18,785)       (255,635)        (10,605)
                                     141,321        (526,763)         83,728         (49,141)       (716,859)         32,774
Minority interest in
 subsidiaries, net                  (111,522)        (53,077)        (65,116)        (22,649)        (60,894)        (25,863)

Net profit (loss) for the
 period                               29,799        (579,840)         18,612         (71,790)       (777,753)          6,911

===================================================================================================================================


                                          NIS             NIS             NIS             NIS             NIS             US$

-----------------------------------------------------------------------------------------------------------------------------------
Profit (loss) per NIS 1 par
 value of the ordinary capital         1,952         (38,214)          1,212          (4,733)        (51,258)            453

===================================================================================================================================
Diluted profit (loss) NIS 1
 par value of the ordinary
 capital                               1,865         (38,214)          1,126          (4,733)        (51,258)            433

===================================================================================================================================




The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                     Company
                                                                                      shares    Cumulative
                                                                                     held by       foreign
                                               Number of                         the company      currency                    Total
                                                ordinary      Share    Capital           and   translation   Retained  Shareholders'
                                                  shares    capital   reserves  subsidiaries   adjustments       loss        Equity
                                                                                        NIS thousands

-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2003 (Audited)      15,173,377    572,453   2,600,151      (276,288)   (122,305)   (1,022,557)   1,751,454

Changes during the six months ended
 June 30, 2003 (Unaudited):
Net profit for the period                             -          -           -             -           -        29,799       29,799
Acquisition of "treasury stock"                 500,000          -           -       194,836           -      (151,211)      43,625
Cumulative foreign currency translation
 adjustments                                          -          -           -             -    (222,090)                  (222,090)

Balance as at June 30, 2003 (Unaudited)      15,673,377    572,453   2,600,151       (81,452)   (344,395)   (1,143,969)   1,602,788

Balance as at April 1, 2003 (Unaudited)      15,173,377    572,453   2,600,151      (276,288)   (173,497)   (1,011,370)   1,711,449

Changes during the three months ended
 June 30, 2003 (Unaudited):
Net profit for the period                             -          -           -             -           -        18,612       18,612
Acquisition of "treasury stock"                 500,000          -           -       194,836           -      (151,211)      43,625
Cumulative foreign currency translation
 adjustments                                          -          -           -             -    (170,898)            -     (170,898)

Balance as at June 30, 2003 (Unaudited)      15,673,377    572,453   2,600,151       (81,452)   (344,395)   (1,143,969)   1,602,788

===================================================================================================================================
*        See Note 6



The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)


Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003
                                                                                     Company
                                                                                      shares    Cumulative
                                                                                     held by       foreign
                                              Number of                          the company      currency                    Total
                                               ordinary      Share     Capital           and   translation  Retained   Shareholders'
                                                 shares    capital    reserves  subsidiaries   adjustments      loss         Equity
                                                                                       NIS thousands

-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)     15,168,884    572,453   2,600,151     (276,288)   (424,814)   (244,804)      2,226,698

Changes during the six months ended
 June 30, 2002  (Unaudited):
Net loss for the period                              -          -           -            -           -    (579,840)       (579,840)
Exercise of stock options to employees           4,493          -           -            -           -           -               -
Cumulative foreign currency translation
 adjustments                                         -          -           -            -      46,613           -          46,613
Transfer to statement of income of
translations differences of autonomous
 investee in voluntary liquidation                   -          -           -            -     396,397           -         396,397

Balance as at June 30, 2002 (Unaudited)     15,173,377    572,453   2,600,151     (276,288)     18,196    (824,644)      2,089,868

Balance as at April 1, 2002 (Unaudited)     15,173,377    572,453   2,600,151     (276,288)     72,847    (752,854)      2,216,309

Changes during the three months ended
 June 30, 2002 (Unaudited):
Net loss for the period                              -          -           -            -           -     (71,790)        (71,790)
Cumulative foreign currency translation
 adjustments                                         -          -           -            -     (54,651)          -         (54,651)

Balance as at June 30, 2002 (Unaudited)     15,173,377    572,453   2,600,151     (276,288)     18,196    (824,644)      2,089,868

===================================================================================================================================

The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003
                                                                                    Company
                                                                                     shares    Cumulative
                                                                                    held by       foreign
                                             Number of                          the company      currency                     Total
                                              ordinary    Share     Capital            and   translation   Retained   Shareholders'
                                                shares  capital    reserves   subsidiaries   adjustments       loss          Equity
                                                                                    NIS thousands

-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002 (Audited)    15,168,884   572,453   2,600,151   (276,288)   (424,814)       (244,804)      2,226,698

Changes during 2002 (Audited):
Net loss for the year                               -         -           -          -           -        (777,753)       (777,753)
Exercise of stock options to employees          4,493         -           -          -           -               -               -
Cumulative foreign currency translation
 adjustments                                        -         -           -          -      12,714               -          12,714
Provision for decline in value of
 autonomous investee                                -         -           -          -    (106,602)              -        (106,602)
Transfer to statement of income of
translation differences to autonomous
 investee in
 voluntary liquidation                              -         -           -          -     396,397               -         396,397

Balance as at December 31, 2002 (Audited)  15,173,377   572,453   2,600,151   (276,288)   (122,305)     (1,022,557)      1,751,454

====================================================================================================================================










The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)

                                                                            Company      Cumulative
                                                                     shares held by         foreign
                                                                        the company        currency                           Total
                                                  Share     Capital             and     translation        Retained   Shareholders'
                                                capital    reserves    subsidiaries     adjustments          profit          Equity
                                                                              NIS thousands

-----------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2003 (Audited)        132,758     603,003         (64,074)        (28,364)       (237,142)        406,181

Changes during the six months ended
 June 30, 2003 (Unaudited):
Net profit for the period                            -           -               -               -           6,911           6,911
Acquisition of "treasury stock"                      -           -          45,184               -         (35,067)         10,117
Cumulative foreign currency translation
 adjustments                                         -           -               -         (51,505)              -         (51,505)

Balance as at June 30, 2003 (Unaudited)        132,758     603,003         (18,890)        (79,869)       (265,298)        371,704

====================================================================================================================================











The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                            (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                         2003            2002            2003            2002            2002   June 30, 2003
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                       NIS thousands                           NIS thousands                    US$ thousands

------------------------------------------------------------------------------------------------------------------------------------
Cash flows generated
 by operating activities:
Net loss for the period               29,799        (579,840)         18,612         (71,790)       (777,753)          6,911
Adjustments to reconcile net
 income to net cash flows
 generated by operating
 activities (a)                      431,770         979,190         398,979         541,512       1,211,214         100,132
Net cash inflow generated
 by operating activities             461,569         399,350         417,591         469,722         433,461         107,043

Cash flows generated
 by investing activities:
Purchase of fixed assets            (102,910)       (149,875)        (48,003)        (74,451)       (263,776)        (23,866)
Investment grants in respect
 of fixed assets                           -           2,048               -           1,498           7,690               -
Investments in intangible
 assets and deferred expenses       (256,672)       (123,953)         (1,383)        (92,482)       (822,047)        (59,525)
Additional investment in
 subsidiaries                           (591)         (2,842)              -                -         (2,842)           (137)
Acquisition of initially
 consolidated subsidiaries (b)       (14,152)        (94,855)        (14,152)        (94,855)        (94,050)         (3,282)
Investments in affiliates               (944)        (12,555)           (385)        (12,305)        (13,844)           (219)
Investment in loans to
 affiliates                             (668)           (437)           (429)           (437)         (1,425)           (155)
Collection of long-term loans         56,637               -          56,637               -               -          13,135
Repayment of loans from
 affiliates                                -             235               -                -              4               -
Proceeds from sale of
 activities in the past                    -          12,016               -           6,741          12,016               -
Proceeds from disposal of
 investments in investees             14,809          31,087               -           1,613         491,165           3,434
Proceeds from sale of
 investments in subsidiaries         104,571               -         104,571               -               -          24,251
Proceeds from sale of fixed
 assets                                6,368         312,649           2,055         277,800         318,816           1,477
Investment in venture
 capital companies                    (7,894)        (37,656)         (2,490)        (11,755)        (47,686)         (1,831)
Change in investments and
 other receivables, net               (9,786)         (4,933)        (10,449)        (17,396)        (59,228)         (2,269)
Change in short term deposits
 and investments, net                612,718         220,439         604,620         153,389         213,769         142,096
Net cash inflow (outflow)
 generated by investing
 activities                          401,486         151,368         690,592         137,360        (261,438)         93,109

------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                         2003            2002            2003            2002            2002   June 30, 2003
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                       NIS thousands                           NIS thousands                    US$ thousands

------------------------------------------------------------------------------------------------------------------------------------
Cash flows generate
 by financing activities:
Proceeds from issuance
 of shares to minority
 interests in subsidiaries            10,306           2,980          10,306           1,623           2,969           2,390
Dividend paid to minority
 in subsidiaries                     (40,955)         (8,912)        (40,955)         (2,069)        (27,485)         (9,498)
Acquisition of treasury
 stock                                43,625               -          43,625               -               -          10,117
Payment of suppliers'
 credit for the purchase
 of fixed assets                           -         (10,933)              -                -        (13,197)              -
Purchase of convertible
 debentures of subsidiary
 by its subsidiary                         -         (15,350)              -         (15,483)        (15,350)              -
Issuance of convertible
 debentures in subsidiary                  -         139,321               -                -        138,125               -
Proceeds from long-term
 loans and other long-
 term liabilities                    835,595         695,815         163,009         575,953       1,573,069         193,784
Repayment of long-term
 loans, debentures and
 other long-term liabilities      (1,401,247)     (1,095,261)       (822,107)       (712,341)     (1,901,386)       (324,965)
Credit from banks and
 others, net                        (172,096)       (124,970)       (242,278)        (66,428)         16,390         (39,911)
Net cash outflow
 generated by financing
 activities                         (724,772)       (417,310)       (888,400)       (218,745)     (226,865 )        (168,083)

Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                   (51,708)         10,024         (40,610)        (12,286)          3,098         (11,991)
Increase (decrease) in
 cash and cash equivalents            86,575         143,432         179,173         376,051         (51,744)         20,078
Balance of cash and
 cash equivalents at
 beginning of period                 801,208         852,952         708,610         620,333         852,952         185,809

Balance of cash and
 cash equivalents at end
 of period                           887,783         996,384         887,783         996,384         801,208         205,887

====================================================================================================================================
The accompanying notes are an integral part of the financial statements.




                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                         2003            2002            2003            2002            2002   June 30, 2003
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                       NIS thousands                           NIS thousands                    US$ thousands

------------------------------------------------------------------------------------------------------------------------------------
A.  Adjustments to
       reconcile net income
       to net cash generated
       generated by
       by operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                   111,522          53,077          65,116          22,649          60,894          25,863
Dividend received from
 affiliates net of equity in
 the operating results                45,727          99,163          30,497          18,785         255,635          10,605
Depreciation and
 amortization                        224,049         215,983         109,765         111,682         429,536          51,959
Deferred taxes, net                  (29,857)        (55,489)         (8,766)         (8,181)         81,410          (6,924)
Increase (decrease) in
 liability for employee
 severance benefits, net             (19,377)          8,092         (23,121)           (221)         52,871          (4,493)

Capital losses (gains), net:
Fixed assets                           3,118         (26,990)           (246)          2,477         (23,403)            723
Investments in investee
 companies                           (31,469)           (969)        (16,661)           (969)       (347,156)         (7,298)
Translation differences of
 autonomous investee in
 voluntary liquidation                     -         396,397               -               -         396,397               -
Inflationary erosion
 (linkage) of principal of
 long-term loans and
 other liabilities                   (80,066)         23,578         (55,419)        (19,188)         57,284         (18,568)
Inflationary erosion
 (linkage) of principal of
 credit from banks and
 others                              (11,136)         (3,576)         (6,588)         (9,390)        (11,166)         (2,583)
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                           (6,369)         (5,445)         (8,694)          7,635         (20,026)         (1,477)
Changes in value of assets
 and investments                      56,165          36,125          15,938          23,557         145,416          13,025

                                     262,307         739,946         101,821         148,836       1,077,692          60,832

------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.




                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                         2003            2002            2003            2002            2002   June 30, 2003
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                       NIS thousands                           NIS thousands                    US$ thousands

------------------------------------------------------------------------------------------------------------------------------------
A.  Adjustments to
       reconcile net income
       to net cash flows
       generated by
       operating activities
       (cont'd)

Changes in operating
 assets and liability items:
Decrease (increase) in
 trade receivables and
 other accounts receivable
 (after taking into account
 non-current receivables)           (255,127)         62,731         194,389         182,501         288,359         (59,167)
Decrease(increase) in
 inventories, works in
 progress less customer
 advances (including
 long-term customer
 advances and deposits)               84,250          82,775         (46,539)        111,301          52,986          19,538
Increase (decrease) in
 trade payables and other
 payables                            340,340          93,738         149,308          98,874        (207,823)         78,929
                                     169,463         239,244         297,158         392,676         133,522          39,300

                                     431,770         979,190         398,979         541,512       1,211,214         100,132

B. Acquisition of newly
      consolidated
      subsidiaries:

Assets and liabilities of
 the subsidiaries at date of
 acquisition:
Working capital (surplus)
 deficit, excluding cash
 and cash equivalents                (11,970)          6,665         (11,970)          6,665           6,607          (2,776)
Fixed assets and
 investments                          (2,372)        (37,263)         (2,372)        (37,263)        (36,946)           (550)
Long-term liabilities                    190          10,515             190          10,515          10,425              44
Contingent liability                       -          18,938               -          18,938          18,777               -
Excess of cost over net
 asset value upon acquisition              -         (93,710)              -         (93,710)        (92,913)              -

                                     (14,152)        (94,855)        (14,152)        (94,855)        (94,050)         (3,282)
The accompanying notes are an integral part of the financial statements.
====================================================================================================================================



                                                                                                            Koor Industries Limited
                                                                                                           (An Israeli Corporation)

-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of June 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                   Year ended      Six months
                                  Six months ended June 30       Three months ended June 30       December 31           ended
                                         2003            2002            2003            2002            2002   June 30, 2003
                                         Unaudited                       Unaudited                    Audited       Unaudited
                                       NIS thousands                           NIS thousands                    US$ thousands

-----------------------------------------------------------------------------------------------------------------------------------
E.   Non-cash operations:

Purchase of fixed assets               5,118               -           5,118               -          10,830           1,187

Purchase of fixed assets,
 other assets and inventory
 in consideration of
 issuance to minority                      -          26,691               -          26,691          29,086               -

Purchase of other assets                   -          21,172               -               -         249,382               -

Contingent liability in
 respect of purchase of
 subsidiary                                -          18,938               -          18,938          18,777               -

Proposed dividend to
 minority shareholders                20,450          19,244          20,450          19,244               -           4,743

====================================================================================================================================






















The accompanying notes are an integral part of the financial statements.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

     A. These financial statements are as at June 30, 2003 and for the six-month and three-month periods then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2001 and their accompanying notes.


     B. The adjusted interim financial statements as at June 30, 2003, and for the six-months and three- months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.312). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



Note 2 - Principal Accounting Policies

     A. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2002, except as follows.


     B.   Influence of new accounting standards prior to their application

          In July 2001, the Israel Accounting Standards Board published the following two standards:

          1. Accounting Standard No. 12 on "Discontinuance of Adjusting of Financial Statements For Inflation". In accordance with this Standard, the adjustment of financial statements for the effect of the changes in the general purchasing power of the Israeli currency is to be discontinued starting January 1, 2003.

               In December 2002, the Israel Accounting Standards Board published Standard No. 17 which determines that the implementation of
               Standard No. 12 will be postponed until January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued, starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as of December 31, 2003 will serve as the starting point for the nominal financial reporting to start from January 1, 2004. The application of Accounting Standard No. 12 is liable to have a material effect on the Company's reported business results. The extent depends on the inflation rate, the composition of the assets and the Company's financing sources.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Principal Accounting Policies (cont'd)

          B. Influence of new accounting standards prior to their application (cont'd)

               2. Accounting Standard No. 13 on "The Effect of Changes in Foreign Exchange Rates". The Standard deals with the translation of foreign currency transactions and the translation of the financial statements of overseas operations for the purpose of their integration in the financial statements of the reporting corporation. The Standard supersedes the provisions of Interpretations No. 8 and 9 to Opinion No. 36, which are null upon Accounting Standard No. 12 coming into effect, as described above. The extent of its effect depends on the inflation rate and changes in the exchange rates.


          C. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the presented value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

               The Standard applies to financial statements for periods commencing January 1, 2003. The effect of the Standard on the results of operations, the financial position and the cash flows of the Company, is not material.



Note 3 - Financial Statements in Adjusted Values

          The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

          Comparative data in the statements were adjusted to the NIS of June 2003.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Financial Statements in Adjusted Values (cont'd)

         Below is data regarding the CPI and the US dollar exchange rate:
                                                Israel      Exchange rate
                                                   CPI      of one dollar
                                                Points                NIS

--------------------------------------------------------------------------------
         As at June 30, 2003                   181.09              4.312
         As at June 30, 2002                   181.68              4.769
         As at December 31, 2002               182.01              4.737

                                              hange in          Change in
                                                     %                  %

--------------------------------------------------------------------------------
         Six months ended June 30, 2003         (0.50)             (8.97)
         Three months ended June 30, 2003       (1.27)             (8.00)

         Six months ended June 30, 2002          6.30               7.99
         Three months ended June 30, 2002        3.84               2.16

         Year ended December 31, 2002            6.49               7.27


Note 4 - Information on Investee Companies

     A.   E.C.I. Telecom Ltd. ("ECI") - an affiliated company

     1. ECI and a subcontractor had a difference of opinion regarding different terms in their agreement. The dispute was referred to an arbitrator.

          In April 2003, in the framework of the arbitrator, the subcontractor filed a 25.1 million dollars lawsuit, before VAT, against ECI. ECI rejects all this allegations and filed in July 2003 a defense statement and a counter-claim to the amount of 42.4 million dollars before VAT. In the opinion of ECI's management, the arbitrator's decision will not have a material effect on ECI's results.

     2. Some of the present and future liabilities of ECI to Israeli banks are secured by liens on certain assets and rights, as well as by an unlimited negative pledge on the assets of ECI. As a condition for the banks to continue extending credit, and in accordance with the negative pledge terms, ECI undertook to comply with certain financial ratios. Beginning October 1, 2002, ECI did not comply with some of the defined financial ratio requirements, and therefore the banks had the right to demand immediate repayment of all the loans, therefore the long-term loans were classified by ECI under short-term bank credit. During the second quarter 2003, and based on an agreement signed with the banks, ECI repaid 123 million bank debt, and committed to meet certain new financial ratios, such as debt to equity ratio and current ratio, and starting year 2004, also meeting certain operative ratios. As a result of this, the bank liability was included under long-term debt.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information on Investee Companies (cont'd)

     A.   E.C.I. Telecom Ltd. ("ECI") - an affiliated company (cont'd)

     3. In April 2003, ECI and Alvarion signed an agreement. Under the terms of the agreement, ECI sold the business activity and most of the assets and liabilities of Innowave ECI Wireless Systems Ltd. (a subsidiary of ECI) to Alvarion for a total consideration of 20 million dollars. In addition, ECI received a 5-year option to purchase 200,000 shares of Alvarion, at a share price of 3 dollars.

     4. During the accounting period, ECI included in its financial statements a provision for a doubtful debt to the amount of 6.6 million dollars with respect to a specific long-term customer debt. The provision reflects the expected outcome of advanced discussions with the customer. Furthermore, ECI recorded an associated 3.4 million dollars charge for ECI's investment in convertible notes of the customer's parent company.

     5. During the accounting period, ECI wrote off 6.7 million dollars of goodwill related mainly to the investment of ECtel in Net-Eye. Furthermore, during the period, ECI also recorded a 4.4 million dollars restructuring charge.

     6. The Company received in November 2002, an external valuation ("Valuation") of ECI Telecom prepared by an independent external appraiser.
          According to this Valuation, ECI's value as at September 30, 2002, was in ranged of 490 to 560 million dollars (between 4.6 and 5.2 dollar per share). Based on reviews made by the Company, no accumulated events have happened at ECI since the Valuation, which explains the substantial changes that have occurred, which has brought about a negative effect, in a significant manner, the value of ECI, as it is implied in the valuation.
          As at June 30, 2003, the balance of the investment in ECI remained at NIS 716 million (5.03 dollar per share). During the accounting period, the Company included NIS 36 million of equity losses relating to ECI.


     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - a subsidiary

     1. On June 5, 2003, Koor sold, through the stock market, 9,357 thousand shares of M-A Industries, for a total consideration of NIS 105 million, recording a capital gain of about NIS 17 million. The holding rate of Koor in the voting rights of M-A Industries decreased to 49.79%. In the opinion of management of the company, which is based on the opinion of its legal counsel, in light of Koor holding about half of the voting rights in M-A Industries and the wide dispersion of the voting rights between the other shareholders, Koor continues to be the controlling shareholder of M-A Industries.

          In August 2003, Koor and two shareholders of M-A Industries that hold 3.87% of the voting rights in M-A signed voting agreements, which are not of a temporary nature, according to which the aforementioned shareholders undertake to vote together with Koor and according to its votes on any resolution presented for discussion or to vote together with Koor in any shareholders' meeting of M-A Industries.

          Therefore, Koor continues to consolidate M-A Industries financial statements.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information on Investee Companies (cont'd)

     B.   Makhteshim-Agan  Industries  Ltd.  ("M-A  Industries")  - a subsidiary
          (cont'd)

     2. Pursuant to securitization agreements undertaken by M-A Industries and its subsidiaries in October 2001, regarding the sale of trade receivables to companies in the Bank of America Group (hereinafter "the purchasers"), the balance of trade receivables sold for cash as of the balance sheet date is approximately 150 million dollars (June 30, 2002 - 114 million dollar; December 31, 2002 - 102 million dollars).

          The projected maximum financial resources to be made available to the purchasers for acquiring the trade receivables of the subsidiaries is about 150 million dollars, on a current basis, in a manner whereby the proceeds to be collected from the sold trade receivables will be used to acquire new trade receivables.

     3. M-A Industries and its Brazilian subsidiary undertook to indemnify financial institutions, under certain conditions, for credit received from those financial institutions by the subsidiary's customers, which was used to pay off the subsidiary's trade receivables arising from sales to these customers.

          The total indemnification undertaking as of the balance sheet date is approximately 84 million dollars (June 30, 2002 - 39 million dollars, December 31, 2002 - 63 million dollars).

     4. In April 2003, one of M-A Industries' consolidated companies signed an agreement to purchase, for approximately 3 million Euro, the outstanding shares and shareholders loans of Nutriblend Ltd. (Hereinafter "Nutriblend"), an English company which deals with the preparation and marketing of vitamin blends. Nutriblends financial statements were consolidated for the first time in to M-A Industries' consolidated financial statements. As a result of the consolidation, M-A Industries recorded for the six and three month periods ended June 30, 2003 an addition of 2.9 million dollars to revenue and an addition of about 0.1 million dollars to the net income. The accounting affect of the consolidation on the financial statement results was an addition of a 6.2 million dollar to the assets, and an addition of 4.1 million dollar to the liabilities.

     5. The Company's holding in the voting rights of M-A Industries, as at June 30, 2003, was 49.79%. Assuming exercise and conversion of all outstanding and issued convertible securities, the Company's holding in the voting rights of M-A Industries will decline to 42.54%.


     C.   Elisra Electronic Systems Ltd. - ("Elisra") - a consolidated company

     1. In the financial statements of BVR Systems (1998) Ltd. ("BVR") (a consolidated company of Elisra) - for period ending June 30, 2003, BVR recorded a loss from operating activities of 1.5 million dollars, a net loss of 1.9 million dollars. In 2002, BVR recorded a loss from operating activities of 3.9 million dollars, a net loss of 5.8 million dollars, and a negative cash flow from operating activities of 3.1 million dollars. As at June 30, 2003, BVR had a shareholder equity deficit of 5.5 million dollars and a negative working capital of 6.9 million dollars.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information on Investee Companies (cont'd)

     C. Elisra Electronic Systems Ltd. - ("Elisra") - a consolidated company (cont'd)

     1.   (cont'd)

          Furthermore, BVR's total cash and cash equivalents at the balance sheet date totaled 4.1 million dollars, and its outstanding short term bank credit totaled 13 million dollars. In addition, BVR received only 6 million dollars in orders during the accounting period.

          BVR has been holding negotiations with the banks, since the balance sheet date, to defer payment, at least till September 30, 2004, of 9 million loans. In addition, Elisra announced its intent to invest (either directly and\or through Koor) in BVR as part of a 2 million dollars private placement or rights issue. The share issue is subject to the approval of BVR's shareholders, regarding the issued shares quantity, who did not reach an agreement by the date of the financial statements approval.

          Given the uncertainty surrounding the future cash investment in BVR, as well as the deferral of the bank debt, outlined above, BVR's accountants have pointed out that the above indicate, as at the balance sheet date, on substantial doubts regarding BVR's ability to repay its liabilities and to continue to finance its operations as an ongoing concern.

          During the accounting period, Elisra recorded, based on accepted accounting principles, the losses on its investment in BVR, to the amount of the shareholder deficit. Even though Elisra is not a guarantor for BVR's liabilities to the banks and\or other debtors. In addition to this, Elisra's management believes that if BVR is not able to repay its commitments and is not able finance its activities, this will not have a material effect on Elisra's results.

          Elisra's financial statements do not include any adjustments regarding BVR's assets and liabilities, or classifications which might have been required if it became clear that BVR will not be able to repay its liabilities or finance its activities.

     2. On March 17, 2001, a fire broke out at the plants of Elisra's consolidated companies - Tadiran Electronic Systems Ltd., and Tadiran Spectralink Ltd (hereinafter "the Companies"). The fire caused damage to equipment, buildings, inventory and work in progress. The book value of the equipment, inventory and the related costs invested in the work in progress, which were damaged in the fire, as well as the restoration costs, are estimated at 34.1 million dollars. As at June 30, 2003, 10 million dollars in advances were received from the insurance company. Starting September 2002, Elisra has classified the minimum amount it estimates to be received from the insurance, as a long term receivable.

          On July 10, 2003, Elisra and the Companies filed a claim in the Tel Aviv district court against the insurer and its representatives. The total claim stands at 96.8 million dollar. The affected companies believe, based on their legal counsel for this matter, that it is hard to evaluate the probability that the companies will receive the total claim, even though the claim is considered to have grounds. The managements of the companies believe, based on their legal counsels for this matter, that their chances are high to receive an indemnification, from their insurance companies in an amount higher than the amount stated as an asset in the financial statements.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information on Investee Companies (cont'd)

     D.   Telrad Networks Ltd. - ("Telrad") - a consolidated company

          During October 2001, Telrad carried out a share swap and options with ECtel. Whereby Telrad transferred its holdings in Net-Eye, in exchange for shares and options in ECtel. In March 2003, Telrad sold approximately half of its ECtel shares, which it received in exchange for the sale of Net-Eye in November 2001, therefore the company included in its financial statements a capital gain to the amount of approximately NIS 15 million.

     E. Koor Corporate Venture Capital - ("Koor CVC") - a consolidated partnership

          1. During July 2003, the agreement between Koor CVC and a secondary venture capital fund ("the purchaser") regarding the sale of its investments in venture capital funds, was completed. The agreement stipulated that, henceforth, the balance of Koor CVC's commitment to invest in the sold funds would be transferred to the purchaser.

          2. During the accounting period, the management of Koor CVC determined that the value of the investment in several portfolio funds and companies is lower than the investment, and therefore recorded a provision for a decline in value of the portfolio funds and companies in the amount of NIS 36 million.

Note 5 - Commitments and Contingent Liabilities

     A. During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law"), concerning alleged price fixing and absence of competition between Tadiran Ltd. (wholly controlled subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. ("TTL") and between Telrad Networks Ltd. (wholly controlled subsidiaries of Koor - "Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") conducted an investigation in the offices of Tadiran, TTL, Telrad and Koor, during which certain documents were gathered, certain employees were questioned and additional information was submitted as requested.

          On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, Tadiran, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and to the Network Termination Point segment.

          On March 4, 2002, Tadiran and Telrad (wholly-controlled subsidiaries of Koor), received notice from the Authority that it was considering the possibility of committing each of them to trial for violations of the Law that they allegedly committed in various matters relating to the supply of public switchboards for the commercial market between 1993 to 1997. The notice said that the allegations against Telrad and Tadiran concerning the Network Termination Points segment were still under investigation by the Commissioner.

          Under the Law, a corporation can be fined for violation of the Law, and there could also be implications at the civil level, if damage resulting from a violation of the Law is proven.

          The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 5 - Commitments and Contingent Liabilities (cont'd)

     B.   1.   Koor  Corporate  Venture Capital's  commitment  for   additional
               investments in venture capital funds and in start-up   companies
               is 14.6 million dollars, as of the balance sheet date.

          2. Subsequent to balance sheet date, Koor Capital Venture undertook to invest n Scopus the amount of 2.6 million dollars. According to the terms of the agreement, Koor Capital Venture transferred to Scopus the amount of 1.3 million dollars in July 2003.



Note 6 - Shareholders Equity

     On May 27, 2003, a foreign institutional investor ("the acquirer") acquired 500,000 shares of the treasury shares, held by the Company. The acquirer stated, among other things, that the transaction is being conducted without requesting and/or receiving, any information from the Company, and also committed not to trade the acquired shares for a predefined period of time.

     The transaction, completed the same day, was conducted over the counter, at market. Koor received a total NIS 43.6 million. After completion of the transaction, the acquirer holds, based on a letter received from the acquirer, approximately 8.7% of the voting rights of the Company.



Note 7 - The 2003 Option Plan

     On July 27, 2003, the Company's General Assembly of Shareholders approved the 2003 Option Plan, which was previously approved by the Company's Audit Committee of the Board of Directors and on May 25, 2003, and by the Company's Board of Directors on June 5, 2003. Following are the principles of the plan:

     1. A framework was approved for the allotment of 1,200,000 stock options theoretically exercisable into up to 1,200,000 of the Company's ordinary shares, i.e. about 6.8% (a full dilution) of the Company.

     2. The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

     3. The exercise price of each stock option will be NIS 96 per share, linked to the Israeli Consumer Price Index (CPI).

     4. The offerees will not be required to pay the exercise price on the exercise date, as the shares will only be issued in return for the inherent monetary bonus. This price will only serve to calculate the monetary bonus.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 7 - The 2003 Option Plan (cont'd)

     5. The options are designated for our employees and officers who are not controlling parties and will not become controlling parties as a result of allotment of the stock options. In any case, the number of offerees, under the 2003 option plan, will not exceed 35 offerees, including the directors and the Chief Executive Officer of the Company.


     6. The eligibility of each participant to convert the options into the underlying shares will vest in six stages during a three-year period, whereby at the end of each semi-calendared year, one-sixth of the total number of options allotted to the trust for the participant will vest.


     7. An option that is not exercised by December 31, 2010 will expire automatically.


     8. It is the Company's intention that the Plan will be taxed, under the Capital Gains alternative, under Section 102 of the Income Tax Ordinance, and the other rules which were promulgated accordingly. Any tax to be imposed in respect of the options or the underlying shares will be borne solely by the Offerees.


     9. It was also approved to grant seven directors in the Company (except for two directors who are controlling parties in the Company, directly or indirectly), in equal parts, 350,000 options, and the Company will grant the CEO of the Company, Mr. Jonathan Kolber, 175,000 options. The remaining options are designated for other officers and employees in the Koor Group. All the allocations will only be conducted through the Option Plan Trustee, after the approval of the Income Tax Commissioner.

          On June 5, 2003 the Company's Board of Directors determined that the exercise periods of the old options held by whomever is still an employee of the Koor Group, on the date of the decision, be equalized with those of the new options, and expire on December 31, 2010.



Note 8 - Business Segments

         Data regarding business segments of the Koor Group.

                                      Six months ended June 30           Three months ended June 30          Year ended December 31
                                   2003                       2002             2003                2002                 2002
                                 Unaudited                 Unaudited        Unaudited           Unaudited              Audited
                                 NIS          %          NIS       %          NIS       %          NIS       %          NIS        %
                              thousands               thousands            thousands            thousands            thousands

-----------------------------------------------------------------------------------------------------------------------------------
Revenues from sales
 and services:

Segments:

Telecommunications          419,576      10.50      468,139   12.35      211,992   11.44      209,276   11.55      825,557    11.47
Defense electronics         676,238      16.92      921,879   24.31      325,625   17.58      453,641   25.04    1,711,279    23.77
Agro-chemicals and
 other chemicals          2,709,934      67.78    2,156,365   56.86    1,205,722   65.08    1,015,740   56.07    4,198,689    58.32
Venture capital
 investment                       -          -            -       -            -       -            -       -            -        -
Others                      192,097       4.80      245,721    6.48      109,252    5.90      132,755    7.34      464,091     6.44

Total segments            3,997,845     100.00    3,792,104  100.00    1,852,591  100.00    1,811,412  100.00    7,199,616   100.00

Operating earnings
 (loss) according
 to segments:

Telecommunication             5,534       1.20      (60,147) (16.70)       2,711    1.21      (44,446) (29.91)    (181,134)  (34.43)
Defense electronics         (35,277)     (7.67)      68,575   19.04         (147)  (0.07)      30,274   20.38       79,963    15.20
Agro-chemicals and
 other chemicals            508,681     110.62      353,222   98.10      212,098   94.92      149,459  100.59      667,765   126.93
Venture capital
 investments                   (643)     (0.14)      (2,719)  (0.76)        (281)  (0.13)      (1,642)  (1.11)      (8,006)   (1.52)
Others                      (18,420)     (4.01)       1,143    0.32        9,101    4.07       14,937    10.05     (32,512)   (6.18)

Total segments              459,875     100.00      360,074  100.00      223,482  100.00      148,582   100.00     526,076   100.00

Joint general expenses      (20,816)                (18,075)              (8,997)             (16,204)             (39,465)

Total operating earnings    439,059                 341,999              214,485              132,378              486,611

====================================================================================================================================

                Koor Industries Limited (An Israeli Corporation)

                              Financial Statements
                               As at June 30, 2003
                                   (Unaudited)